Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-) and related Prospectus of Marriott Vacations Worldwide Corporation for the registration of 20,954,411 shares of its common stock and to the incorporation by reference therein of our report dated February 27, 2018, except for the retrospective changes for revenue described in Note 1 and the subsequent events described in Note 18, as to which the date is June 5, 2018, with respect to the consolidated financial statements of Marriott Vacations Worldwide Corporation included in its Current Report on Form 8-K dated June 5, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Certified Public Accountants

Orlando, Florida

June 5, 2018